SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Tax ID (CNPJ) n# 00.108.786/0001-65
NIRE n° 35.300.177.240
Public Company
Rua Verbo Divino n# 1.356 - 1st floor , São Paulo-SP
________________________________________________________________________________

                             ANNUAL GENERAL MEETING

                                SUMMONING NOTICE

Net  Serviços  de  Comunicação  S.A.  (the  “Company”)  shareholders  are hereby summoned to join the Annual General  Meeting to be held on April 30th,  2003, at
10 am  (Brazilian  Time) at the  Company’s  headquarters,  located at 1356 Verbo
Divino Street, 1st floor, São Paulo, SP to deliberate on the following AGENDA:

1.   To  resolve  on the  financial  accounts  provided  by the  Management;  to examine,  discuss and vote the Company’s financial statements,  relating to the fiscal year ended December 31, 2002;

2.   To decide on the  destination  of the results of fiscal year ended December
     31, 2002;

3.   To elect the members of the Company’s Board of Directors.

In the terms of CVM instruction # 165/91,  amended by instruction n# 282/98, the percentage  for the adoption of the multiple  voting process for the election of
Board of Directors members is 5% of the voting capital.

Shareholders of the Company who are participants of the Brazilian Stock Exchange
Custody Program and intend to attend the Meeting,  will be required to present a statement  issued by the  Custodian  dated no less than 48 (Forty  eight)  hours prior to the Meeting, showing their holding position in the Capital Stock of the
Company.

                           São Paulo, April 11th, 2003

           Roberto Irineu Marinho - Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.